UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No  ☒

Contact:

     Alon Holdings Blue Square-Israel Ltd.

     Ortal Klein

     Corporate Secretary

     Telephone: 972-9-9618504

     Fax: 972-9- 9618636

     Email: ortal.klein@alon-oil.co.il

ALON HOLDINGS BLUE SQUARE-ISRAEL ANNOUNCES CLOSING BY ITS 78.22% HELD SUBSIDIARY, BLUE SQUARE REAL ESTATE LTD., OF PURCHASE AGREEMENT FOR LONG TERM LEASE RIGHTS OF PROPERTY IN THE WHOLESALE MARKET AREA IN TEL AVIV

ROSH HAAYIN, Israel, June 4, 2012 Alon Holdings Blue Square - Israel Ltd. (hereinafter: “Alon Holdings”) announced today that it had been informed by its 78.22% held subsidiary, Blue Square Real Estate (herein, "BSRE") of the closing on May 31st, 2012 of the purchase agreements entered into on June 3, 2010, by and among Blue Square Real Estate, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., "Gindi"), as purchasers (through two subsidiaries owned 50% by BSRE and 50% by Gindi) (the "Purchasers"), and the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd. (the "Wholesale Market Company"), as sellers (the "Sellers"), of rights to a long term lease of property, for a period ending August 31, 2099, in the wholesale market site in Tel Aviv (the "Property").

At closing, the Purchasers paid the Sellers the balance of the consideration (the "Balance of Consideration"), in the aggregate amount of approximately NIS 730 million plus VAT. In addition to the Balance of Consideration, the Sellers may be entitled to additional consideration calculated as a percentage of the sale price of apartments that are sold in the apartment buildings complex (the "additional consideration"), according to terms stipulated in the agreements. As of the date hereof, no obligation for the Additional Consideration had arisen, and BSRE is unable to estimate at this stage whether any such entitlement to Additional Consideration will arise and the amount of the Additional Consideration, if any.

In order to pay the Balance of Consideration, the Purchasers received loans (the "Loan") from Bank Hapoalim (the "Bank") in the aggregate principal amount of NIS 730 million. The term of the Loan is 18 months and interest is payable quarterly at an annual rate of PRIME + 2% (total current annual rate of 6%). The loan agreement grants the Bank the right to demand immediate repayment of the loan in case Alon Holdings' ownership or holding in BSRE or BSRE's holdings in the subsidiaries which hold the Purchasers drops below 51% and in other customary circumstances.

In addition to this loan, the Bank provided the Purchasers with an additional loan in the principal amount of NIS 120 million to pay the VAT on the Balance of Consideration. The term of this loan is two months and bears interest at an annual rate of PRIME + 2% (total current annual rate of 6%). BSRE estimates that the Purchasers will repay the principal of this loan upon receipt of the VAT refund from the Israeli Tax Authorities.

Purchasers received possession of the land, and mortgages have been registered on the Sellers' rights in favor of the Bank. In addition, to secure the repayment of the Loan, the Purchasers and the shareholders of the Purchasers (BSRE and Gindi on a 50/50 basis) provided other collateral and commitments according to the terms of the loan, including but not limited to, a grant to the Bank of an unlimited guarantee by all shareholders of the Purchasers, a lien on all the assets of the Purchasers and a lien on all the shareholdings of the controlling shareholders in the Purchasers.

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Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company is the State of Israel and operates in four reporting segments: In its supermarket segment, through its 100% subsidiary, Mega Retail Ltd., currently operates 215 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary Bee Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.38% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd. is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores.  Dor Alon operates a chain of 198 petrol stations and 200 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.22% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; the entitlement of the Sellers to Additional Consideration derived from the selling price of residential units in the Project; BSRE's expectations for a VAT refund from the Israeli Tax Authority, as well as the timing of this refund; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission(SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2011.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

June 4, 2012	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary

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